Exhibit 1

Westpac Banking Corporation Level 18, 275 Kent Street Sydney, NSW, 2000

ASX RELEASE

15 October 2025

Removal of operational risk capital overlay

Westpac acknowledges the decision by the Australian Prudential Regulation Authority (APRA) to lift its enforceable undertaking and confirm Westpac’s improvement in risk management.

This completes a period of significant risk transformation, delivered through our Customer Outcomes and Risk Excellence Program (CORE).

Upon delivery of the Program last year, independent reviewer Promontory noted “The depth of change to the organisation, both structurally and culturally, means that Westpac is now a simpler, stronger bank.”

Westpac CEO Anthony Miller said: “Risk management is one of our five priorities and this year we’ve been focused on embedding the improvement to our risk culture. We can never forget the errors of the past and the importance of the work we have done over the past six years.”

“The positive changes in how we manage risk must now be maintained and continually strengthened. I’m grateful to all of our people who have contributed to our substantial improvement in risk management.”

The removal of the $500 million capital overlay will mean Westpac’s Common Equity Tier 1 (CET1) capital ratio will increase by approximately 17 basis points, reflecting a reduction in risk weighted assets of $6,250 million. This change will apply with immediate effect.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations and
0402 393 619	Corporate and Business Development
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141